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                           July 28, 2021

       Sue Collyns
       Chief Financial Officer
       Beachbody Company, Inc.
       3301 Exposition Blvd.
       Santa Monica, CA 90404

                                                        Re: Beachbody Company,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 23, 2021
                                                            File No. 333-258149

       Dear Ms. Collyns:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Steven B. Stokdyk